UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DNB Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Hudson Yards, 81st Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Felkowski	212-681-3935	brian.felkowski@dnb.no
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.









OATH OR AFFIRMATION

I, Theodore S. Jadick, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DNB Markets, Inc., as of December 31st, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JESSICA L NANARELLO
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in New York County
01NA6282144
MY COMMISSION EXPIRES 05/20/2025

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DNB Markets, Inc.
Exemption Report

DNB Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3:

- 15c3-3(1c)(2)(i) a "Special Account for the Exclusive Benefit of Customers" is maintained, and
- 15c3-3(k)(2)(ii) all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

DNB Markets, Inc.

I, Theodore Jadick, Jr. affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

TS Jadick Jr

Theodore Jadick, Jr.
President

February 25, 2022

Financial Statements and Supplemental Information

DNB Markets, Inc.

Year Ended December 31, 2021

With Report of

Independent Registered Public Accounting Firm

(SEC I.D. No 8-66024)

DNB Markets, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2021

Contents

Facing Page & Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Financial Statements

Supplemental Schedules

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management
DNB Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DNB Markets, Inc. as of December 31, 2021, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DNB Markets, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DNB Markets, Inc.'s management. Our responsibility is to express an opinion on DNB Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DNB Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



CITRINCOOPERMAN®

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of DNB Markets, Inc.'s financial statements. The supplemental information is the responsibility of DNB Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as DNB Markets, Inc.'s auditor since 2019.
New York, New York
February 25, 2022

DNB Markets, Inc.

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$ 92,394,804
Cash segregated in compliance with federal and other regulations	66,939
Deposit with clearing broker (note 3)	1,000,000
Investment banking and advisory fees and other receivables	4,152,219
Fail to deliver (note 2)	1,141,557
Receivables from customer	90,224
Current and deferred tax asset, net	575,866
Fixed assets (net of accumulated depreciation and amortization of $349,449) (note 5)	4,744,428
Right of use assets	17,866,109
Prepaid expenses and accounts receivable	621,062
Total assets	$ 122,653,208

Liabilities and stockholder's equity

Lease liability (note 8)	$ 17,866,109
Accrued expenses and interest payable	7,495,115
Fail to receive (note 2)	90,224
Taxes payable	90,162
Total liabilities	$ 25,541,610
Stockholder's equity:	
Common stock – $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid in capital	365,366
Retained earnings	96,745,232
Total stockholder's equity	97,111,598
Total liabilities and stockholder's equity	$ 122,653,208

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Operations

Year Ended December 31, 2021

Revenues

Investment banking and advisory fee income, net	$ 44,461,330
Commission income, net	4,144,179
Institutional income	703,446
Interest	12,076
Total revenues	49,321,031

Expenses

Employee compensation and benefits	15,972,168
Allocated charges from affiliates (note 4)	3,969,055
Rent and occupancy (note 8)	1,848,475
Office expense	1,113,193
Interest (note 4)	782,489
Professional fees	558,385
Depreciation and amortization	387,045
Travel and entertainment	308,274
Impairment of fixed assets	19,505
Other	433,958
Total expenses	25,392,547

Income before income taxes	23,928,484
Provision for income taxes (note 7)	5,576,653
Net income	$ 18,351,831

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2021

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity
Balance at January 1, 2021	$	1,000	$	365,366	$	136,148,735	$ 136,515,101
Net income		–		–		18,351,831	18,351,831
Repatriation of earnings to Parent		–		–		(57,755,334)	(57,755,334)
Balance at December 31, 2021	$	**1,000**	$	**365,366**	$	**96,745,232**	$ **97,111,598**

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2021

Balance at January 1, 2021	$	15,000,000
Additional subordinated borrowings		25,000,000
Repayments of subordinated borrowings		(40,000,000)
Balance at December 31, 2021	$	-

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Cash Flows

Year Ended December 31, 2021

Cash flows from operating activities

Net income	$ 18,351,831
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation and amortization	387,045
Deferred taxes	308,979
(Increase) decrease in operating assets:	
Investment banking and advisory fees and other receivables	1,677,998
Receivables from customer	10,246,490
Prepaid expenses and accounts receivable	6,112,273
Fail to deliver	(286,230)
(Decrease) in operating liabilities:	
Taxes payable	(326,552)
Accrued expenses and interest payable	(251,236)
Fail to receive	(10,246,490)
Net cash provided by operating activities	$ 25,974,108

Cash flows from investing activities

Purchase of fixed assets	$ (1,565,151)
Impairment of fixed assets	19,505
Net cash used in investing activities	$ (1,545,646)

Cash flows from financing activities

Proceeds from subordinated borrowings	$ 25,000,000
Repayments of subordinated borrowings	(40,000,000)
Repatriation of earnings to Parent	(57,755,334)
Net cash used in financing activities	$ (72,755,334)

Net decrease in cash and cash equivalents	$ (48,326,872)

Cash and cash equivalents and cash segregated in compliance with federal and
other regulations:

Beginning of year	$ 140,788,615
End of year	$ 92,461,743

Supplemental disclosure of cash flow information:

Cash paid for interest	$ 782,489
Cash paid for taxes	$ 5,343,825

The accompanying Notes to Financial Statements are an integral part of these financial statements

DNB Markets, Inc.

Notes to Financial Statements

December 31, 2021

1. Nature of Operations and Organization

DNB Markets, Inc. (the "Company") is a wholly owned subsidiary of DNB Bank ASA (the "Parent") headquartered in Oslo, Norway. The Company was formed under the laws of the state of New York on January 10, 2003, as a corporation. The Parent is the sole shareholder of the Company.

The Company is based in the United States and conducts business from its main office in New York, New York. Its representative office in Houston, Texas was closed during 2021. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003.

The Company maintains a sales and trading desk in New York for the purchasing and selling of non-U.S. equity and fixed income securities by Major U.S. Institutional Investors, as defined in Rule 15a-6 of the Securities Exchange Act of 1934, U.S. Institutional Investors, Canadian and selected Latin American institutional investors (collectively, "Clients/Customers"). The Parent acts as the clearing broker-dealer for these trades. In addition, the Company's sales and trading desk is involved in selling primary equity and debt securities transactions to Clients when the Company or the Parent is involved as an underwriter. The Company's sales and trading desk also solicits Clients to establish and maintain accounts on a fully disclosed basis with Goldman Sachs & Co ("GS&C"), a registered clearing broker, for the purpose of purchasing and selling U.S. equity and debt securities. The Company introduces Clients to GS&C on a fully disclosed basis, and therefore is not required to make a 15c3-3 reserve computation pursuant to paragraph (k)(2)(ii) of the Securities and Exchange Act of 1934. The Company also qualifies for an exemption to the 15c3-3 reserve calculation in accordance with paragraph k(2)(i) of the Securities and Exchange Act of 1934 by maintaining a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement.

The Company engages in broking activities with a Client under a Client Commission Agreement whereby the Company, acting as an executing broker, receives order flow in foreign securities from the client. The Company retains a portion of the agreed commission for order execution and the remainder of the balance is paid to a plan sponsor in return for brokerage and research services. The amount paid to the plan sponsor is recorded separately in accrued expenses and interest payable on the Statement of Financial Condition and has been segregated in a special bank account for the exclusive benefit of customers.

The Company also engages in the following business activities through its Investment Banking Division ("IBD"): participating in underwritings of corporate debt and equity securities in the United States as an underwriting syndicate member; At-The-Market equity offerings; the arrangement and syndication of bank loans , including advisory services related thereto; merger and acquisition advisory services; providing fairness opinions; and arranging the private placement of exempt corporate debt and equity securities with Clients.

2. Significant Accounting Policies

The accompanying Financial Statements of the Company as of December 31, 2021, have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and in accordance with Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB").

The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management believes the risk of loss is remote.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. Interest on cash equivalents is recognized as revenue when earned. At December 31, 2021, cash and cash equivalents amounted to $92,394,804, which included $65,000,000 invested in a money market fund that invests in securities issued or guaranteed, as to principal and interest, by the U.S. government, and repurchase agreements collateralized by such securities.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2021

Cash Segregated in Compliance with Federal and Other Regulations

Cash segregated in compliance with federal and other regulations consists of cash deposited in a special bank account for the exclusive benefit of customers related to the Company's Client Commission Agreement.

Investment Banking and Advisory Fee Income, Net

Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings of equity and debt securities. The Company acts as an underwriter and earns management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when performance obligations related to the underwriting cycle have been satisfied, the nature and amount to be earned for the services has been determined and collection is reasonably assured.

As an underwriting participant in equity and debt securities transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue that is recognized. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement from the lead manager, typically within 90 days following the closing of the transaction.

The Company also engages in loan arranging and syndication activity. Fees are typically paid to the Company as an arranger. These arrangements are typically evidenced by fee agreements between the Company and the customer or between the Company and DNB Capital LLC, an affiliated entity. Fees are typically recognized upon closing.

Fee income also includes fees earned from providing financial advisory services and is recorded when services for the transactions are completed under the terms of each assignment, or engagement and collection is reasonably assured.

Investment banking and advisory fees and other receivables primarily include receivables relating to the Company's investment banking and advisory engagements. The Company evaluates the collectability of receivables and records an allowance for doubtful accounts on these receivables on a transaction by transaction basis. During the year ended December 31, 2021, the Company did not record any bad debt expense. There was no allowance for credit losses as of December 31, 2021.

Commission Income, Net

Commission income includes income earned on effecting trades in U.S. and non-U.S. equity and fixed-income securities. Commissions are recorded on a trade-date basis as securities transactions occur.

The Company allows a Client to allocate a portion of its gross commissions to pay for research products and other services provided by a third party under Section 28(e) of the Securities Exchange Act of 1934 pursuant to a Client Commission Agreement. The amounts allocated for those purposes are commonly referred to as commission recapture arrangements. Commission recapture arrangements are recorded on an accrual basis for each eligible trade and netted against Commission income on the Statement of Operations.

Institutional Income

Institutional income represents income earned on corporate access, marketing, research and execution services. Such income is typically not governed by contractual agreements. Revenue is recorded when services have been rendered, the income amount is determinable, and collection is reasonably assured. This is generally when cash is received.

Income Taxes

Income taxes are accounted for under ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture, equipment and computer hardware is calculated on a straight-line basis using estimated useful lives of three years or more. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximate their carrying value as such financial instruments are short term in nature.

Fail to Deliver/Fail to Receive

The Company follows trade date accounting and therefore Fail to Deliver and Fail to Receive balances are expected in the reporting period. These balances are presented as Fail to Deliver and Fail to Receive on the Statement of Financial Condition   .

At December 31, 2021, the Company recorded two fail to deliver transactions totaling $1,141,557 with a corresponding payable to a customer of the same amount (recorded in Accrued expenses and interest payable) related to transactions that did not settle according to their contractual terms. The transactions were booked in accordance with Rule 15a-6 and were subsequently settled without an adverse impact to the Company.

At December 31, 2021, the Company recorded one fail to receive transaction totaling $90,224 with a corresponding receivable from customers of the same amount related to transactions that did not settle according to their contractual terms. The transactions were booked in accordance with Rule 15a-6 and were subsequently settled without an adverse impact to the Company.

Right of Use Assets and Lease Liabilities

The Company accounts for leases in accordance with ASC 842, *Leases* and it recognizes right of use ("ROU") assets and lease liabilities on the Statement of Financial Condition. The ROU assets and lease liabilities are reduced on a monthly basis to reflect the change in the net present value of the remaining lease obligations. As of December 31, 2021, the remaining ROU assets and lease liabilities amounted to $17,866,109.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2021

The Company's operating lease agreements are comprised of real estate leases for its office space. ROU assets represent the Company's right to use the underlying asset for the remaining lease term and lease liabilities represent the Company's obligation to make lease payments for the remaining lease term. ROU assets and lease liabilities are recognized at the commencement date based on the net present value of the lease payments over the remaining lease term. As the Company's leases do not provide an implicit interest rate, and the implicit interest rate is not readily determinable, the Company calculated its Incremental Borrowing Rate ("IBR") in accordance with methodology used by the Parent.

The Company was a lessee in two different sub-lease agreements dated prior to January 1, 2019. The net present value of the lease payments for these two sub-lease agreements was determined using a 3.18% IBR for one sub-lease agreement and 3.02% for the other sub-lease agreement. During the year ended December 31, 2021, one of the sub-lease agreements expired and one was considered impaired due to the closure of the Company's Houston representative office as of June 30, 2021, resulting in $59,935 write-off of the ROU asset and lease liability related to this agreement. The Company entered into a sub-lease agreement during the year ended December 31, 2019 for the use of its current office space. The net present value of the lease payments for this new sub- lease was determined using a 2.83% IBR.

Current Expected Credit Losses

The Company recognizes credit losses in accordance with ASC 326. The Company must measure credit losses for receivables at the time the financial asset is originated or acquired. For financial assets measured at amortized cost, cash and cash equivalents and receivables from clients, the Company has concluded that there are minimal to no expected credit losses based on the nature of the financial assets and immaterial historic and expected losses.

During 2021, the Company maintained receivables from unsettled bond and equity offerings, syndication fees and commissions for trades cleared through a third party. The nature of these fees is that they are typically settled within 90 days of revenue recognition, and therefore the Company has determined the unsettled receivables are limited to the amount owed the Company for a short period of time.

As of December 31, 2021, the Company maintained an Investment banking and advisory fees and other receivables balance of $4,152,219, of which $1,444,423 remains open as of the date of issuance of the financial statements. This balance is expected to be cleared by March 31, 2022.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2021

3. Deposit with Clearing Broker

The Company maintains a required pre-determined sum of money deposited with its U.S. clearing broker, GS&C, which serves as collateral against any losses that could be incurred by GS&C for which it is entitled to be indemnified by the Company. At December 31, 2021, the Company had $1 million deposited with GS&C. The deposit does not represent an ownership interest in GS&C.

4. Related Party Transactions

As of December 31, 2021, the Company maintained a revolving subordinated loan agreement with DNB Bank ASA, Grand Cayman Branch in the amount of $285,000,000, maturing December 31, 2025. As of January 1, 2021, there was an outstanding balance of $15,000,000. During the year, the Company borrowed an additional $25,000,000. As of December 31, 2021, the Company repaid the total outstanding balance under the agreement.

The interest rate on the outstanding amounts under the revolving subordinated loan agreement is LIBOR plus 200 basis points per annum. The Company pays a commitment fee of 15 basis points per annum on the average undrawn balance under the revolving subordinated loan agreement. Interest expense incurred under the revolving subordinated loan agreement during the year ended December 31, 2021, was $782,489 which includes $407,500 of Commitment fees, and is included in Interest expense on the Statement of Operations.

Outstanding borrowings under the revolving subordinated loan agreement are subordinated to claims of general creditors, are covered by an agreement approved by FINRA and are included by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid, and any repayments thereunder require FINRA's consent.

The Company has an agreement with DNB Bank ASA, New York Branch, whereby the New York Branch provides the Company with certain services which include but are not limited to, shared occupancy and administrative services including accounting, legal, payments processing, information security, human resources, payroll, purchasing and/or leasing of equipment, use of its information technology systems and record storage. During the year ended December 31, 2021, the Company incurred expenses of $1,197,962 under this agreement, which is included in Allocated charges from Affiliates on the Statement of Operations.

The Company has an agreement with the Parent, whereby certain services will be provided by the Parent and the Company will compensate the Parent for using such services. These services include but are not limited to, systems development and maintenance costs, use of the Parent's Order Management Systems, equity research, and market support and clearing. During the year ended December 31, 2021, the Company incurred expenses of $2,771,093 under this agreement, which is included in Allocated charges from Affiliates on the Statement of Operations.

The Company enters into agreements with affiliated entities as appropriate regarding the sharing of fees originating from equity and debt capital market offerings and advisory services, loan arrangement and syndication advisory services, mergers and acquisitions advisory related services, and project finance advisory related services. During the year ended December 31, 2021, the Company earned $15,481,786 in fees under these agreements which is included in Investment banking and advisory fee income, net on the Statement of Operations.

5. Fixed Assets

At December 31, 2021, fixed assets are comprised of the following:

Computer hardware	$ 283,670
Computer software	95,731
Leasehold improvements	4,304,939
Equipment	40,531
Furniture	369,006
Total cost	5,093,877
Less accumulated depreciation and amortization	349,449
Total cost, net of accumulated depreciation and amortization	$ 4,744,428

6. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2021

assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to overall valuation.

The three tier hierarchy of inputs is summarized below:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement. Classified as level 3 are financial instruments which cannot be valued based on directly observable prices. For these instruments, other valuation techniques are used, such as valuation of assets and liabilities in companies, estimated cash flows and other models where key parameters are not based on observable market data.

At December 31, 2021, the Company did not own any financial assets other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets with defined settlement amounts are reported at their contractual amounts, which approximate fair value. The Company's cash equivalents are categorized as Level 1 assets as the net asset value of a share in the money market fund is quoted and not subject to redemption restrictions.

7. Income Taxes

The components of income tax expense for the year ended December 31, 2021 are as follows:

	Current	**Deferred**	**Total**
Federal	$ 4,570,378	$ 226,645	$ 4,797,023
State and local	775,446	4,184	779,630
	$ 5,345,824	$ 230,829	$ 5,576,653

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2021

At December 31, 2021, the Company's deferred tax asset is $575,866, which primarily relates to accrued bonus compensation not yet deductible for tax purposes and the book tax differences for depreciation. At December 31, 2021, the Company did not have a valuation allowance for the deferred tax asset as it is more likely than not that it will be fully realized.

The Company had an effective tax rate of 23.31% for the year ended December 31, 2021, which is different from the federal statutory rate of 21.00% due primarily to state and local taxes.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction). The Company determined no uncertain tax position existed as of December 31, 2021. The Company does not expect significant changes in the unrecognized tax benefits to occur within the next twelve months.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the year ended December 31, 2021, the Company accrued $10,894 in additional state and local taxes and interest relating to the voluntary disclosure programs completed in 2018.

As of the end of 2021, the statute of limitations for tax audits applies to the Company's 2018, 2019, and 2020 federal returns. The NYS and NYC statutes of limitations for tax audits remain applicable to the Company's 2016 through 2020 tax years.

8. Commitments and Contingencies

During 2021, the Company sublet office space under an Amended and Restated Sublease (the "Sublease") with DNB Bank ASA, New York Branch, dated as of September 1, 2015, the lease term of which commenced on September 1, 2015, and expired on May 14, 2021. Additionally, the Company sublet office space under a sublease agreement with DNB Bank ASA, New York Branch in the premises of the New York Branch's Houston representative office (the "Houston Sublease"). In June 2021, the Company closed it's Houston representative office, however the

Houston Sublease was not terminated and rent payments continue to be made per the agreement which runs through March 2023.

Rent expense for the Sublease and Houston Sublease including utilities and maintenance and repairs, was $408,850 for the year ended December 31, 2021, which is included in Rent and occupancy expense on the Statement of Operations.

The Company has a sublease agreement with DNB Bank ASA, New York Branch for new office space at 30 Hudson Yards, New York, NY (the "30 HY Sublease") which the Company began to occupy during 2021. As of December 31, 2021, the minimum annual rental commitments for the 30 HY Sublease, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31:

2022	$ 1,439,625
2023	1,439,625
2024	1,439,625
2025	1,439,625
2026	1,439,625
Thereafter	13,316,526
Total minimum future rental payments	$ 20,514,651

The total rent expense under the 30 HY Sublease for the year ended December 31, 2021, was $1,439,625 which is included in Rent and occupancy expense on the Statement of Operations.

As of December 31, 2021, maturities of the outstanding lease liability for the Company were approximately as follows:

Year ending December 31:

2022	$ 1,469,304
2023	1,454,464

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2021

2024	1,439,625
2025	1,439,625
2026	1,439,625
Thereafter	13,316,526
Total	20,559,169
Discount to Present Value	2,693,060
Lease Liability	$ 17,866,109

Other information related to leases as of December 31, 2021:
- Weighted average remaining lease term: 14.22 years
- Weighted average discount rate: 2.83%

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify GS&C for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2021, no amounts were recorded under such agreement as no loss exists.

Litigation

The Company is named as a defendant in a U.S. class action in connection with an offering by a pharmaceutical company. The Company was an underwriter in the offering, and it is alleged that the offering documents were materially untruthful or incomplete. The Company was named as a defendant along with the other members of the underwriting groups for such offering. In December 2019, the parties to the U.S. action announced a settlement of the action subject to the U.S. court's approval. In June 2020, the U.S. court approved settlement of the U.S. action. There is currently an appeal outstanding filed by an individual plaintiff challenging the amount of attorneys' fees allocated to plaintiffs' counsel under the settlement plan.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2021

The Company, along with the other underwriters, was indemnified by the issuer for its proportionate share of any judgment or settlement and legal fees incurred in defending the litigation. Pursuant to the terms of the settlement agreement in the U.S. action, the Company, along with the other underwriters, is to be released and discharged from liability in connection with the claims raised in the class action.

In addition to the U.S. class action, the Company is also named as a defendant, along with the above referenced pharmaceutical company and the other underwriters of the U.S. class action, in an opt-out action based on the same allegations as those of the U.S. class action. The Company has no reason at this time to believe that the opt-out action has merit. The action is currently in the discovery stage. Similar to the U.S. class action, the Company, along with the other underwriters, is indemnified by the issuer pharmaceutical company for the Company's proportionate share of any judgment or settlement and legal fees incurred in defending the litigation.

Guaranteed Compensation

The Company entered a guaranteed compensation agreement with one employee during 2019 where payments were made in 2019, 2020 and 2021. As of December 31, 2021, no further payments are due under this agreement. During 2021, the Company entered into a new employment agreement to commence in July 2022 with a guaranteed payment to be made in 2022 subject to the employee satisfying all terms of the agreement.

Investment Banking Activities

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2021 and were subsequently settled had no material effect on the financial statements as of that date.

9. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004 administered by DNB Bank ASA, New York Branch. Eligible employees electing to enroll in this plan may receive an employer match of 100% on up to 12% of an employees' salary, capped at the annual deferral limit, as defined in the plan. The Company made contributions that totaled $551,560 for the year ended December 31, 2021. This amount is included in Employee compensation and benefits expense on the Statement of Operations.

Eligible employees participate in a noncontributory defined benefit pension plan administered by DNB Bank ASA, New York Branch. The cost for the Company for the year ended December 31, 2021, was $590,942 and is included in Employee compensation and benefits expense on the Statement of Operations.

10. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution in amounts that typically, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate Clients related to financial advisory and other services. No losses have occurred in such accounts during the year ended December 31, 2021.

11. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the Company to maintain a minimum net capital of $250,000. As of December 31, 2021, the Company had a net capital of $85,718,584 which exceeded the regulatory requirement by $85,468,584. In accordance with the exemptive requirements of Section k(2)(i) SEC Rule 15c3-3, the Company has segregated $66,939 in a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement. At December 31, 2021, the Company did not have any payables to customers related to the Client Commission Agreement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at GS&C, or proprietary accounts of brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and GS&C, which require, among other things, that GS&C perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

12. Revenue Recognition

The Company recognized revenue in accordance with ASC 606 *Revenue from Contracts with Customers.* The objective of ASC 606 is to disclose useful information in terms of the nature,

timing, amount and uncertainty of revenue from contracts with customers. ASC 606 applies to all contracts with customers that provide goods or services in the ordinary course of business. The Company's primary revenue streams are as follows: Investment Banking and Advisory Fee Income, Commission Income and Institutional Income. The Company uses a five step model for recognition of revenue based on control, in accordance with the standard.

The Company must use judgement and determine whether performance obligations have been satisfied, the nature of the services and the amount to be earned for the service, whether collection is assured and if any warranties exist.

The majority of the Company's revenues are earned from Investment Banking and Advisory fees, Commission income and Institutional Income. Revenue is recognized as the Company satisfies its obligation to the customer. Refer to Note 2 – Significant Accounting policies for further discussion on the Company's accounting policies for revenue recognition.

During the year ended December 31, 2021, the Company recognized revenue of $44,461,330 from Investment Banking and Advisory fee income. The Company held $5,830,217 in fees receivable at the beginning of the year and ended the year with a fee receivable balance of $4,152,219.

13. Subsequent Events

The Company evaluated subsequent events through the date of issuance of the financial statements and found no material impact to the Company's financial condition, results of operations or cash flows.

Supplemental Schedules

DNB Markets, Inc.

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2021

Net Capital

Total stockholder's equity	$ 97,111,598
Subordinated borrowings	-
Total stockholder's equity and Subordinated borrowings	97,111,598
Less non-allowable assets:	
Investment banking and advisory fees and other receivables	4,152,219
Fixed assets	4,744,428
Current and deferred tax asset, net	575,866
Prepaid expenses and other assets	409,280
Accounts receivable	211,221
Total non-allowable	10,093,014
Tentative net capital	87,018,584
Haircuts on money market fund securities	1,300,000
Total net capital	$ 85,718,584
Minimum net capital requirement	
(Alternative - $250,000 net capital requirement)	$ 250,000
Net capital in excess of minimum requirement	$ 85,468,584

There were no material differences between the preceding computations included in the most recent unaudited Part IIA of Form X-17a-5 as of December 31, 2021, filed on February 25, 2022.

DNB Markets, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Reserve Requirements

December 31, 2021

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Securities and Exchange Act of 1934. The Company maintains a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement, and therefore is not required to make a reserve requirement computation.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of The Securities and Exchange Act of 1934. The Company introduces all customers to a registered clearing broker on a fully disclosed basis, and therefore is not required to make a reserve requirement computation.

DNB Markets, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Information for Determination of Possession or Control of Securities

December 31, 2021

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of The Securities and Exchange Act of 1934. The Company does not hold customer funds or safe-keep customer securities, and therefore is not required to make a computation of possession or control of securities.